December 6, 2016
VIA EDGAR AND HAND DELIVERY

Mr. Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Coeur Mining, Inc.
Form 10-Q for the quarter ended June 30, 2016
Response Dated November 4, 2016
File No. 1-08641

Dear Mr. Parker:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated November 23, 2016 (the “Comment Letter”), regarding the above-referenced Quarterly Report on Form 10‑Q for the quarter ended June 30, 2016 (the “Quarterly Report”), filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2016. The comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Quarterly Report on Form 10-Q for the Quarter ended June 30, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 41

1.
Your response to comment 3 and your proposed disclosure indicates that the tax impact of adjustments are generally determined based on statutory tax rates and the related jurisdictional tax attributes, including the impact through the Company’s valuation allowance. However, your proposed disclosure does not clearly explain in any detail how the tax effect of the adjustments for each period presented in your 10-Q were determined. Please revise to clearly explain how the tax effect of your adjustments to net income to arrive at adjusted net income for each period presented were calculated or determined.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

The Company will revise future filings to clearly explain how the tax effect of adjustments to net income to arrive at adjusted income were calculated. An example of the disclosure that will be included in the Company’s future filings is as follows:
Adjusted Net Income (Loss)
Management uses Adjusted net income (loss) to evaluate the Company's operating performance, and to plan and forecast its operations. The Company believes the use of Adjusted net income (loss) reflects the underlying operating performance of our core mining business and allows investors and analysts to compare results of the Company to similar results of other mining companies. Management's determination of the components of Adjusted net income (loss) are evaluated periodically and are based, in part, on a review of non-GAAP financial measures used by mining industry analysts. The tax effect of adjustments are based on statutory tax rates and the Company’s tax attributes, including the impact through the Company’s valuation allowance. The combined effective rate of tax adjustments may not be consistent with statutory tax rates or the Company’s effective tax rate due to jurisdictional tax attributes and related valuation allowance impacts which may minimize the tax effect of certain adjustments and may not apply to gains and losses equally. Adjusted net income (loss) is reconciled to Net income (loss) in the table below:

	Three months ended June 30,		Six months ended June 30,
In thousands except per share amounts	2016	2015	2016	2015
Net income (loss)	$14,497	$(16,677)	$(5,899)	$(49,965)
Fair value adjustments	3,579	(2,754)	12,274	2,130
Impairment of marketable securities	20	31	20	1,545
Write-downs	—	—	4,446	—
Gain on sale of assets	(2,812)	(107)	(4,486)	(63)
(Gain) loss on debt extinguishments	—	524	—	271
Transaction-related costs	792	38	1,172	2,013
Tax effect of adjustments(1)	3,996	136	2,621	(409)
Foreign exchange (gain) loss	(2,810)	751	(3,933)	2,028
Adjusted net income (loss)	$17,262	$(18,058)	$6,215	$(42,450)

Adjusted net income (loss) per share	$0.11	$(0.13)	$0.04	$(0.36)

(1)
For the three months ended June 2016, tax effect of adjustments of $3,996 (-253%) is primarily related to a taxable gain on the sale of an asset, partially offset by losses on other asset sales where no tax benefit was recognized and tax benefit from fair value adjustments. For the three months ended June 30, 2015, tax effect of adjustments of $136 (6%) is tax expense from fair value adjustments.

For the six months ended June 30, 2016, tax effect of adjustments of $2,621 (-20%) is primarily related to a taxable gain on the sale of assets and the tax valuation allowance impact from an asset write-down, partially offset by tax benefit from fair value adjustments. For the six months ended June 30, 2015, tax effect of adjustments of $(409) (7%) for the six months ended June 30, 2015 is tax benefit from fair value adjustments.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Senior Vice President, General Counsel and Secretary at (312) 489-5846 or Mark Spurbeck, Vice President, Finance at (312) 489-5863.

Very truly yours,

/s/ PETER C. MITCHELL
Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Mark Spurbeck, Vice President, Finance
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com